July 23, 2015

Via Electronic Mail and EDGAR

Securities and Exchange Commission
ATTN:  Mr. Jeffrey P. Riedler
100 F Street, NE
Washington, D.C.  20549

Re:	AntriaBio, Inc. – Request for Acceleration
Registration Statement on Form S-1 (SEC File No. 333-204434) filed with the United States Securities and Exchange Commission on May 22, 2015, as amended on July 7, 2015 and July 22, 2015

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AntriaBio, Inc., a Delaware corporation (“Antria”), respectfully requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (SEC File No. 333-204434) and to permit said Registration Statement to become effective at 10:00 a.m. EST on July 29, 2015, or as soon thereafter as practicable.

Antria hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

ANTRIABIO, INC.

By:	/s/ Nevan Elam
Name:	Nevan Elam
Title:	Chief Executive Officer